Commission file number 1-11609


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

     [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D
                          [ ] Form N-SAR [ ] Form N-CSR
                     For the Period Ended: January 29, 2005


  Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:


                         PART I - REGISTRANT INFORMATION

Toys "R" Us, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

One Geoffrey Way
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Address of Principal Executive Offices (street and number)

Wayne, New Jersey 07470
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City, State and Zip Code


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                       PART II - RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

       | (a) The reasons described in reasonable detail in Part III of this | form could not be eliminated without unreasonable effort or expense;

       | (b) The subject annual report, semi-annual report, transition
       | report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, | or portion thereof, will be filed on or before the fifteenth calendar | day following the prescribed due date; or the subject quarterly
       | report or transition report on Form 10-Q or subject distribution
  [X] | report on Form 10-D, or portion thereof, will be filed on or | before the fifth calendar day following the prescribed due date;
       | and

       | (c) The accountant's statements or other exhibit required by | Rule 12b-25 (c) has been attached if applicable.


                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Toys "R" Us, Inc. (the "Company") will be unable to file its Annual Report on Form 10-K for the year ended January 29, 2005 (the "2004 Form 10-K"), within the prescribed time period without unreasonable effort or expense, because (1) the Company has not yet completed the corrections in its accounting treatment for leases and leasehold improvements (referred to below) and, therefore, requires additional time to complete the preparation and review of its 2004 financial statements and the 2004 Form 10-K, and (2) the Company is still in the process of providing information necessary for its auditor, Ernst & Young LLP, to complete their procedures in connection with the assessment of the Company's internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the rules of the Public Company Accounting Oversight Board. Accordingly, the Company has not completed its assessment and Ernst & Young LLP has been unable to complete its audit of the Company's fiscal 2004 financial statements and its assessment of the Company's internal control over financial reporting. The 2004 Form 10-K, which was due to be filed on April 14, 2005, is expected to be filed prior to or on April 29, 2005. The Company is filing this report for a 15-day extension, from April 14, 2005 to April 29, 2005, for filing its 2004 Form 10-K.

         On February 17, 2005, the Audit Committee of the Company's Board of Directors and management of the Company decided to restate the Company's previously issued financial statements for the fiscal years ended January 31, 2004 and February 1, 2003 and for the first three fiscal quarters of 2004 to reflect a correction in the Company's accounting practices for leases and leasehold improvements. Management reviewed the Company's accounting practices for leases and leasehold improvements as a result of views expressed by the Office of the Chief Accountant of the Securities and Exchange Commission in a February 7, 2005 letter to the American Institute of Certified Public Accountants regarding certain lease accounting issues and their applicability under generally accepted accounting principles. Management concluded that the Company's previously established accounting practices for leases and leasehold improvements were incorrect. As a result, the Company is in the process of lengthening the term for calculating rent expense for some leases to include option periods with escalating rents, which generally has the effect of increasing rent expense, or shortening the depreciation or amortization periods for leasehold improvements with respect to other leases, which generally has the effect of increasing annual depreciation and amortization expense. For further explanation of the anticipated restatement, reference is made to the Current Report on Form 8-K filed by the Company on February 17, 2005, including the press release attached thereto as Exhibit 99.1.

         At this time, the Company expects, due solely to the restatement related to the Company's accounting practices for leases and leasehold improvements, to report a material weakness in its internal control over financial reporting in the 2004 Form 10-K.


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                           PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification


           Raymond L. Arthur     (973)             617-3500
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             (Name)          (Area Code)     (Telephone Number)

         (2) Have all other reports required under Section 13 or 15 (d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify report(s).

             [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

             [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The changes in the accounting treatment of leases and leasehold improvements will impact the Company's earnings as a result of a change in rental expenses, impacting Selling, General and Administrative expense, or a change in Depreciation and Amortization, and a related impact on Restructuring and Other Charges. In order to calculate the cumulative impact and complete the restatement, the Company commenced a detailed review of each lease. The Company is also evaluating leases in which the Company has exited, including those disposed of in connection with the shut down of the Company's stand-alone Imaginarium and Kids "R" Us operations. Additionally, the Company is reviewing the depreciable lives of assets related to the leases that have been terminated and is modifying those lives where appropriate.

         The Company is in the process of determining the actual quantitative impact of the changes in the accounting treatment of leases and leasehold improvements on its earnings for the fiscal year ended January 29, 2005 as well as prior years. However, the foregoing changes in the accounting treatment of leases and leasehold improvements will have no impact on the Company's sales, cost of sales or cash flow.

                              --------------------

This Notification of Late Filing on Form 12b-25 contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. All statements herein that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements. We generally identify these statements by words or phrases such as "anticipate," "estimate," "plan," "expect," "believe," "intend," "will," "may," and similar words or phrases. These statements discuss, among other things, the results and effect of any review of lease accounting, including any adjustments related to expense recognition or depreciation, the timing of the lease accounting review, the timing of the completion and filing of the 2004 Form 10-K, the Company's expected results of operations for the fiscal year ended January 29, 2005 and the results of the review of the Company's internal controls. These statements are subject to risks, uncertainties and other factors, including, among others, risks, uncertainties and factors set forth in our reports and documents filed with the Securities and Exchange Commission (which reports and documents should be read in conjunction with this Notification of Late Filing on Form 12b-25). We believe that all forward-looking statements are


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based upon reasonable assumptions when made; however, we caution that it is impossible to predict actual results or outcomes or the effects of risks, uncertainties or other factors on anticipated results or outcomes and that, accordingly, you should not place undue reliance on these statements. Forward-looking statements speak only as of the date when made, and we undertake no obligation to update these statements in light of subsequent events or developments. Actual results and outcomes may differ materially from anticipated results or outcomes discussed in forward-looking statements.


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                                TOYS "R" US, INC.
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                  (Name of Registrant as Specified in Charter)



has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  April 14, 2005        By: /s/ Raymond L. Arthur
                             --------------------------------------------------
                             Raymond L. Arthur
                             Executive Vice President - Chief Financial Officer




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